Exhibit (a)(14)

FORM OF EMAIL TO ELIGIBLE OPTION HOLDERS

February 2, 2009

Dear Threshold Option Holder:

Based on comments from the Securities and Exchange Commission, we have revised some of the materials we sent you on January 12, 2009 with regard to the tender offer and option exchange program.

These changes do not alter any of the material terms and conditions of the tender offer and are meant to comply with certain rules under the federal securities laws.

Attached to this email you will find a revised Tender Offer Statement, question and answer document and letter of transmittal.

To participate in the tender offer, you will need to complete a letter of transmittal as described in the updated materials being distributed. Schedule A to the original letter of transmittal attached to contains a list of your stock options that are eligible to be exchanged in the tender offer. If you already have completed and returned your letter of transmittal and wish to participate in the tender offer, you need do nothing else. If you have not already completed and returned a letter of transmittal, and you wish to participate in the offer, please use the new form along with the exhibit previously sent to you.

In the original letter of transmittal, there is a statement that “I understand and agree to all of the terms and conditions of the offer.” Please be advised that, notwithstanding this statement, we will not deem your signature on the letter of transmittal to mean that you waive the Company’s liability under the federal securities laws or otherwise.

We will provide you with printed copies of any or all of these documents upon your request. Please contact Joel Fernandes at (650) 474-8200 or jfernandes@thresholdpharm to request copies.

Timing remains critical, and if you wait too long you will be ineligible to receive replacement options. After reading these materials, if you still have any questions about the tender offer, you should call Joel Fernandes at (650) 474-8200.

Sincerely,

The Threshold Management Team